Filed pursuant to Section 8(a) of the Investment Company Act of 1940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and, in connection with such notification of registration, submits the following information:

Corgi ETF Trust I

(Exact Name of Registrant as Specified in Charter) 473 Pine Street, Floor 5
San Francisco, CA 94104
(Address of Principal Executive Offices, Zip Code) Registrant's Telephone Number, including Area Code: (551) 330-2708 Northwest Registered Agent Service, Inc.
8 The Green, STE B
Dover, DE 19901
(Name and Address of Agent for Service of Process)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:	[X] Yes [ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco and State of California on this 25th day of August 2025.

Corgi ETF Trust I

By: /s/ Emily Z. Yuan
Emily Z. Yuan
President and Principal Executive Officer